

Wireless Research and Development One, LLC

Financial Statements

(With Independent Accountants' Review Report)

For the period from August 2, 2019 (Inception) to December 31, 2019

Bauer & Company, LLC
www.bauerandcompany.com



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
 Wireless Research and Development, LLC:

We have reviewed the accompanying financial statements of Wireless Research and Development, LLC (now converted into Wireless Research and Development, Inc., or the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in members' equity and cash flows for the period from August 2, 2019 ("Inception") through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that Wireless Research and Development, LLC may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should Wireless Research and Development, LLC be unable to continue as a going concern.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
November 12, 2020

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com


Wireless Research and Development One, LLC
Balance Sheet
December 31, 2019
(Unaudited)


Assets

Cash	$	15,200
Total assets	$	15,200

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	-
Total liabilities		-

Members' equity

Members' equity		15,200
Total members' equity		15,200
Total liabilities and members' equity	$	15,200

See accompanying notes to the financial statements and independent accountants' review report.

Wireless Research and Development One, LLC
Statement of Operations
For the period from August 2, 2019 ("Inception") through December 31, 2019
(Unaudited)

Revenues	$	-
Operating expenses		
Research and development expenses		3,000
Operating expenses		1,900
Total operating expenses		4,900
Loss before income taxes		(4,900)
Income tax expense		-
Net loss	$	(4,900)

See accompanying notes to the financial statements and independent accountants' review report.

Wireless Research and Development One, LLC
Statement of Changes in Members' Equity
For the period from August 2, 2019 ("Inception") through December 31, 2019

Balance at August 2, 2019 (unaudited)	$	-
Contributions from members		20,100
Net loss		(4,900)
Balance at December 31, 2019 (unaudited)	$	15,200

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See accompanying notes to the financial statements and independent accountants' review report.

Wireless Research and Development One, LLC
Statement of Cash Flows
For the period from August 2, 2019 ("Inception") through December 31, 2019
(Unaudited)

Cash flows from operating activities:		
Net loss	$	(4,900)
Net cash used in operating activities		(4,900)
Net cash provided by (used in) investing activities		-
Cash flows from financing activities:		
Cash contributions from members		20,100
Net cash provided by financing activities		20,100
Net increase in cash		15,200
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	15,200
Supplemental disclosure of cash flow information		
Income taxes paid	$	-
Interest paid	$	-

See accompanying notes to the financial statements and independent accountants' review report.

WIRELESS RESEARCH AND DEVELOPMENT, LLC
Notes to the Financial Statements
For the Period August 2, 2019 (Inception) to December 31, 2019
(unaudited)

Note 1 – Nature of Business

Wireless Research and Development, Inc. ("WRAD" or the "Company") was formed as a limited liability Company under the laws of the state of Texas on August 2, 2019 ("Inception").

The Company has developed a vigilant response system ("VRS") that detects the location of gunshots being fired and alerts the appropriate law authorities. WRAD is currently seeking equity funding to produce and sell the VRS. WRAD's target markets are educational facilities, churches, corporate offices buildings, outdoor sports facilities, and entertainment venues.

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis. The Company's prospects are subject to the risks and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate profits and/or obtain financing sufficient to meet current and future obligation. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 3 – Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue recognition
WRAD recognizes revenue in accordance with the following core principles of Accounting Standards Codification Section 606:

WIRELESS RESEARCH AND DEVELOPMENT, LLC
Notes to the Financial Statements
For the Period August 2, 2019 (Inception) to December 31, 2019
(unaudited)

Note 3 – Significant Accounting Policies (continued)

- Identify the contract with a customer,
- Identify the performance obligations in the contract,
- Determine the transaction price,
- Allocate the transaction price to the performance obligations in the contract.

From Inception through December 31, 2019, WRAD has not yet commenced its principal operations, thus no revenue has been recognized.

Research and Development Costs
Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. From Inception through December 31, 2019, WRAD recognized $3,000 of research and development expenses.

Income taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company determines whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company's management has determined that there are no material uncertain income tax positions. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustments at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review
The Plan has evaluated subsequent events through November 12, 2020, the date the financial statements were available to be issued.

Note 4 – Members' Capital

In August 2019, the members signed an Operating Agreement (the "Agreement") to set forth the terms for the management of the Company. The terms, conditions, rights, and obligations of the members are summarized below.

WIRELESS RESEARCH AND DEVELOPMENT, LLC
Notes to the Financial Statements
For the Period August 2, 2019 (Inception) to December 31, 2019
(unaudited)

Note 4 – Members' Capital (continued)

Management and voting
The Company shall be managed by the members in proportion to the Members' respective percentage interests.

Distributions
Distributions of profits or losses shall be determined on an annual basis and allocated by the Company to the members based on each member's capital interest in the Company.

Capital accounts
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of capital contributions made by such member to the Company and the portion of the Company's net income allocated to such member. Capital accounts are subsequently decreased by the amount of cash or net agreed value of actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Allocations of net income and net loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 5 – Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management
The Company will maintain various forms of insurance that the Company's management believes will be adequate to reduce the exposure to business risks to an acceptable level.

Note 6 – Subsequent Events

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent auditors' report, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations, and cash flows in 2020.

WIRELESS RESEARCH AND DEVELOPMENT, LLC
Notes to the Financial Statements
For the Period August 2, 2019 (Inception) to December 31, 2019
(unaudited)

Note 6 – Subsequent Events (continued)

On May 1, 2020, WRAD received $9,000 from the United States Small Business Administration's Economic Injury Disaster Loan (EIDL) program. Since the amount is less than $10,000, it is deemed forgivable and considered a grant. Accordingly, the amount has been recorded as Other Income on the Statement of Operations.

On August 6, 2020, WRAD executed an exclusive partner agreement with Woolpert Inc. Under this agreement, Woolpert will be an exclusive market partner to WRAD to manufacture and produce the VRS and engage in marketing activities to advertise and market the VRS.

On September 16, 2020, the Company entered into an agreement with NextSeed Securities, LLC ("the Portal") to offer up to $1,000,000 of financial interests through an offering to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

In October 2020, WRAD changed its corporate structure from an LLC to a Corporation and its company name changed from Wireless Research and Development One, LLC to Wireless Research and Development One, Inc.

As of the date of the independent auditors' report, WRAD received equity contributions received from members totaling $25,000 in 2020.